November 3, 2010	Jenner & Block LLP 353 N. Clark Street Chicago, IL 60654-3456 Tel 312-222-9350 www.jenner.com	Chicago Los Angeles New York Washington, DC

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Max A. Webb
Justin T. Dobbie
J. Nolan McWilliams
Juan Migone
David R. Humphrey

Re:	General Motors Company
Amendment No. 5 to Registration Statement on Form S-1
Filed November 3, 2010
File No. 333-168919

Ladies and Gentlemen:

On behalf of General Motors Company (the “Company” or “GM”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letters dated October 28, 2010 and November 1, 2010, relating to the Company’s Amendment No. 3 and Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-168919) filed with the Commission on October 25, 2010.

The Company is concurrently filing via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For the convenience of the Staff, we are enclosing with this response letter copies of Amendment No. 5 with the relevant new disclosures marked for the Staff’s ease of review.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in Amendment No. 5.

Securities and Exchange Commission

Response to Staff Comment Letter Dated October 28, 2010

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Chapter 11 Proceedings and the 363 Sale, page F-11

Preferred Stock, page F-16

1.	In your response to prior comments 23 and 24, you stated your intention to include disclosures in a future amendment showing the pro forma effects of the agreement to purchase the $2.1 billion face amount of Series A Preferred Stock held by the UST. In this regard, please tell us whether or not such disclosures will be included in order to comply with Article 11 of Regulation S-X. Also, tell us what consideration you gave to disclosing the pro forma effects of any other events or transactions that are probable, or have occurred during the most recent fiscal year (and not reflected in your audited financial statements for the full fiscal year) or subsequent interim period, and for which disclosing pro forma information would be material to investors. See Rule 11-01(a) of Regulation S-X.

The Company respectfully advises the Staff that it has included the pro forma effects on earnings per share of the purchase of the UST’s Series A Preferred Stock on the face of the Company’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2010. Such pro forma financial information has been presented under the general principles of SAB Topic 1-B(3) and Section 3430.3 of the Division of Corporation Finance’s Financial Reporting Manual (“FRM”), as the Company believes the charge that will occur in the event the offering is completed should be reflected as a material reduction in net income attributable to common stockholders and prominent disclosure of this one-time reduction in net income attributable to common stockholders could be material to investors. The Company has also disclosed the pro forma balance sheet effects of this transaction, including the resulting increase to accumulated deficit and the reclassification of the remaining Series A Preferred Stock to permanent equity, in Note 27 to the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2010, and included clear disclosure that should additional Series A Preferred Stock purchases occur net income attributable to common stockholders would decrease significantly in the period(s) of purchase. When the Company amends its Registration Statement to include unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2010, the pro forma effects of the purchase of the UST’s Series A Preferred Stock will similarly be presented on the face of the nine month income statement and in the notes to those unaudited condensed consolidated interim financial statements as described above.

The Company has also provided narrative disclosure of certain other transactions in Note 27 to its unaudited condensed consolidated interim financial statements for the

Securities and Exchange Commission

six months ended June 30, 2010 included in the Registration Statement. This disclosure includes a discussion of certain actions that the Company has either consummated or intends to consummate after the offering, including: (1) the full repayment of the outstanding amount (together with accreted interest thereon) of the VEBA Notes for $2.8 billion in cash; (2) the contribution of $4.0 billion in cash and $2.0 billion of common stock to the Company’s U.S. hourly and salaried pension plans; and (3) the termination of the wholesale financing arrangement under which accelerated payments are made by Ally Financial on behalf of the Company’s dealers. The Company has also included significant disclosures related to the Chapter 11 Proceedings and the 363 Sale, in its audited consolidated financial statements and its unaudited condensed consolidated interim financial statements included in the Registration Statement.

The Company respectfully advises the Staff that it has considered whether pro forma information pursuant to Article 11 of Regulation S-X is necessary in the Registration Statement for the above noted items. The Company notes that, with respect to the capital changes that have occurred recently or are expected to occur after the offering, the Company believes these items involve a limited number of actions and the transactions and their effects are easily understood by investors based upon the transparent disclosure included throughout the Registration Statement. The Company’s discussion and narrative description of the effects of these items are appropriate and sufficient such that further presentation under Article 11 of Regulation S-X would not provide additional material information. Therefore, the Company concluded that additional pro forma information would not be material to investors.

With respect to the 363 Sale that occurred on July 10, 2009, the Company believes that pro forma presentation pursuant to Article 11 of Regulation S-X of the effects of the 363 Sale would not be material to investors. Specifically, the transaction is 15 months old and no pro forma balance sheet is required because the Company’s latest filed balance sheet, as well as the December 31, 2009 audited consolidated financial statements, include the transaction. When the Company amends the Registration Statement to include unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2010, 15 months of post-transaction activity will be reflected in the Registration Statement (compared to a six-month pre-transaction period at the beginning of the prior fiscal year). Furthermore, sufficient disclosures are already included in the Registration Statement for an investor to fully understand the continuing effects of the Chapter 11 Proceedings and the 363 Sale, including the effects of fresh-start reporting. The Company notes that its reorganization included certain changes to the Company’s capital structure and fundamental changes to its operations such as significant changes to its labor costs, manufacturing footprint and the elimination of certain brands that would not qualify to be reflected in any pro forma financial information because the effects of such actions cannot be reasonably segregated from historical operations and are not objectively determinable, but which would be necessary for a pro forma statement of operations to be meaningful to investors. As such, the Company believes that providing a pro forma

Securities and Exchange Commission

consolidated statement of operations for the year ended December 31, 2009 pursuant to Article 11 of Regulation S-X would not be material to investors.

The Company has included the following disclosure on pages 14, 42, 59 and 182 of Amendment No. 5:

“We have not included pro forma financial information giving effect to the Chapter 11 Proceedings and the 363 Sale because the latest filed balance sheet, as well as the December 31, 2009 audited financial statements, include the effects of the 363 Sale. As such, we believe that further information would not be material to investors.”

Exhibits 5.1

2.	Refer to opinion (3). The assumption that a sufficient number of shares of common stock will be available at the time of issuance is inappropriate. Please have counsel revise accordingly.

The Company has filed as Exhibit 5.1 to Amendment No. 5 a revised Opinion and Consent of Robert C. Shrosbree, Esq. without the referenced assumption.

3.	Refer to the third sentence of the last paragraph on page 2. The legality opinion should speak as of the date of effectiveness. Please have counsel revise accordingly or confirm that you will refile the opinion on the date of effectiveness.

The Company has filed as Exhibit 5.1 to Amendment No. 5 a revised Opinion and Consent of Robert C. Shrosbree, Esq. without the referenced sentence.

Response to Staff Comment Letter Dated November 1, 2010

Management’s Discussion and Analysis, page 42

Net Liquid Assets (Debt), page 125

1.	We note the recently announced capital structure actions described on pages 7 and 8. Please tell us what consideration you gave to reflecting the pro forma effects of these actions on the amounts shown in the table at the bottom of page 125. This comment also applies to the table, which summarizes your global liquidity, on page 114.

The Company respectfully advises the Staff that it has revised the Net Liquid Assets (Debt) table on page 128 of Amendment No. 5 only for the effect of the UST Series A Preferred Stock purchase. The UST Series A Preferred Stock purchase became a contractual commitment upon entry into an agreement with the UST on October 27, 2010 conditioned upon the closing of the common stock offering. The objective of the Net Liquid Assets (Debt) table is to present the Company’s net liquidity after subtracting commitments to pay debt. The Company believes that it is appropriate to

Securities and Exchange Commission

give effect to the purchase of the UST Series A Preferred Stock in the Net Liquid Assets (Debt) table as the purchase of the UST Series A Preferred Stock is now substantively similar to a debt repayment given the contractual commitment, and the purchase is directly related to (and contingent on) the common stock offering. In contrast, the Company has not revised the global liquidity table on page 117 of Amendment No. 5 for the effect of the UST Series A Preferred Stock purchase as that table is intended to reflect the Company’s liquidity at a point in time without deduction of known cash commitments such as debt repayment obligations. It is that liquidity (on a gross basis) that serves as the source of funding for any contractual or discretionary future cash outflows.

The Company did not include the effect of the planned $4.0 billion cash pension contribution in the Net Liquid Assets (Debt) table or the global liquidity table as this action is a voluntary contribution for which the Company is not obligated to make, and may choose not to make. Further, this pension contribution remains conditioned upon the proceeds of the Series B preferred stock offering, which is further conditioned upon the common stock offering. As the Company will not reflect the effect of the Series B preferred stock offering in these tables, the Company believes that displaying in isolation the effect of the voluntary pension plan contribution would be an incomplete presentation and would not provide useful information to the reader.

The Company did not separately display the effect of the VEBA Notes pre-payment in the Net Liquid Asset (Debt) table as the table’s total line already comprehends both the VEBA Notes balance and the available cash utilized to pre-pay the VEBA Notes on October 26, 2010 (that is, the cash outflow is already reflected in the debt line item of the table). The Company did not give effect to the VEBA Notes pre-payment in the global liquidity table as that table is intended to reflect the Company’s liquidity at a point in time without deduction of known cash commitments such as debt repayment obligations. We also note that the VEBA Notes pre-payment is not directly related to the offering and transparent disclosure of the pre-payment is included elsewhere throughout the prospectus.

In addition, the Company does not believe the effect of the $5.0 billion revolving credit facility (which is not expected to be drawn, and would be additive to available liquidity) and the $2.0 billion common stock pension contribution (a non-cash item) are appropriate for inclusion in the Net Liquid Asset (Debt) table or the global liquidity table.

With respect to the capital structure actions not adjusted for in the Net Liquid Asset (Debt) table and the global liquidity table, the Company respectfully advises the Staff that a more comprehensive and meaningful presentation for the reader is the disclosure provided in the Capitalization table on page 39 of Amendment No. 5. The Capitalization table includes a complete listing of each of the capital structure actions, and gives pro forma effect of those actions to the extent appropriate (as explained in the preface to the Capitalization table). The Company believes that a separate update of the Net Liquid Asset (Debt) table and the global liquidity table without providing

Securities and Exchange Commission

the effects of the Series B preferred stock proceeds and the revolving credit facility would provide an incomplete picture to the reader that would be of little value, particularly in light of the transparent disclosure included in the Capitalization table.

The Company reviewed the effect on the global liquidity table for the expected liquidity reductions for the prepayment of the VEBA Notes ($2.8 billion), UST Series A Preferred Stock purchase ($2.1 billion), and the expected voluntary pension contribution ($4.0 billion), combined with the expected available liquidity improvements for the revolving credit facility ($5.0 billion) and the proceeds from the Series B preferred stock offering ($3.0 billion) and concluded that the resulting $0.9 billion decline in global liquidity was not significant such that further presentation under Article 11 of Regulation S-X would not provide additional material information to investors.

Contractual Obligations and Other Long-Term Liabilities, page 131

2.	In the first paragraph on page 132, you indicate that you have adjusted the table of contractual obligations for certain recently announced capital structure actions. Please clarify how you adjusted amounts set forth in this table. Based on your disclosure in footnote (g) to the table, which states that amounts in the table exclude the purchase of the Series A Preferred Stock held by the UST for a price equal to 102% of their $2.1 billion aggregate liquidation amount and the voluntary cash contribution to your hourly and salaried pension plans of $4.0 billion, it appears you made no adjustments to amounts set forth in this table.

The Company respectfully advises the Staff that it has revised its disclosure on pages 135 and of Amendment No. 5 to indicate that it has not adjusted amounts in the contractual obligations table to take into account recently announced capital structure actions.

Exhibit Index

3.	We note you have removed former Exhibits 10.3 (Amended and Restated Secured Note Agreement) and 10.4 (Assignment and Assumption Agreement and Third Amendment to Amended and Restated Secured Note Agreement) from the exhibit index. Please tell us why you believe it is appropriate to remove these exhibits from the index or include them with your next amendment. Refer to Item 601(b)(10)(i) of Regulation S-K.

The Company respectfully advises the Staff that the agreements previously set forth as Exhibits 10.3 and 10.4 to the Registration Statement have been fully performed and no longer contain obligations that bind the Company and at the time of the filing of Amendments No. 4 and 5 are no longer material to investors in the offering. Since the agreements are no longer material, the Company does not believe that investors in the offering should refer to such agreements in the context of the Company’s material

Securities and Exchange Commission

contracts. Finally, the Company advises the Staff that the agreements remain available via EDGAR to the extent investors desire to refer to the terms of those agreements.

Response to Prior Staff Comments

In comment 11 of its letter dated October 20, 2010 relating to the Company’s Amendment No. 2 to the Registration Statement filed with the Commission on October 14, 2010, the Staff stated:

Please refile the consent of IHS Global Insight as Exhibit 23 in your next amendment. Refer to Item 601(b)(23) of Regulation S-K.

The Company respectfully advises the Staff that industry data referencing IHS Global Insight has been removed from Amendment No. 5. As a result, the Company does not believe a consent from IHS Global Insight is required.

In comment 6 of its letter dated October 20, 2010 relating to the Company’s Amendment No. 2 to the Registration Statement filed with the Commission on October 14, 2010, the Staff stated:

We note that the underwriters have reserved up to five percent of the common shares for sale directly to your directors, certain employees and retirees, and other designated individuals residing in the U.S. and Canada. Please provide us with any materials, including screen shots from the program website, given to potential purchasers of the reserved shares. Please also disclose whether shares purchased in the directed share program will be subject to lock-up agreements. If so, please briefly describe the lock-up agreements.

In a response letter dated October 25, 2010, the Company acknowledged the Staff’s comment and supplementally provided the Staff with materials that were provided to potential participants in the Directed Share Program (“DSP”), including screen shots from the DSP website. The Company also indicated that it would supplementally furnish to the Staff additional materials provided in the future to potential DSP participants. The Company is now supplementally furnishing to the Staff additional materials that it has provided to potential DSP participants. These supplemental materials are not being furnished in electronic format and are not being filed with nor deemed part of the Registration Statement or any amendments thereto.

* * * * *

A letter from Nick Cyprus, Vice President, Controller and Chief Accounting Officer of the Company, containing the following representations is sent as an EDGAR correspondence under a separate cover:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

Securities and Exchange Commission

•	Staff comments, or changes to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your assistance in its compliance with applicable disclosure requirements and in enhancing the overall disclosures in its filings. Should you have any questions or comments regarding the responses in this letter or Amendment No. 5, please feel free to contact me at (740) 633-9500. Thank you for your assistance.

Very truly yours,

/s/ William L. Tolbert, Jr.
William L. Tolbert, Jr.

Enclosures

cc (w/o encl.):

Nick S. Cyprus

Vice President, Controller and Chief Accounting Officer

General Motors Company

Robert C. Shrosbree, Esq.

General Motors Company

Joseph P. Gromacki, Esq.

Brian R. Boch, Esq.

Jenner & Block LLP

Richard A. Drucker, Esq.

Sarah E. Beshar, Esq.

Davis Polk & Wardwell LLP

November 3, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3561

Attention:	Max A. Webb Justin T. Dobbie J. Nolan McWilliams Juan Migone David R. Humphrey

Re:	General Motors Company Amendment No. 5 to the Registration Statement on Form S-1 Filed November 2, 2010 File No. 333-168919

Ladies and Gentlemen:

Reference is hereby made to that letter of even date herewith submitted by William L. Tolbert, Jr. of Jenner & Block LLP to you in response to comments that General Motors Company (the “Company”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement and amendments thereto.

In connection with the responses to your comments contained within Mr. Tolbert’s letter, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings.

Very truly yours,

/s/ Nick S. Cyprus
Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer